SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bentley Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

082657107

(CUSIP Number of Class of Securities)

Uzi Karniel

Teva Pharmaceutical Industries Limited

5 Basel Street, P.O. Box 3190

Petach Tikva 49131

Israel

011-972-3-926-7267

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Peter H. Jakes, Esq.

Jeffrey S. Hochman, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

March 31, 2008

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following:  ☐

SCHEDULE 13D

CUSIP No. 082657107

1	NAME OF REPORTING PERSONS Teva Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 4,460,027 (See Item 5)
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,460,027 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8 (See Item 5)
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.02 per share (“Bentley Common Stock”), of Bentley Pharmaceuticals, Inc., a Delaware corporation (“Bentley”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of Bentley are located at Bentley Park, Two Holland Way, Exeter, NH 03833.

Item 2.	Identity and Background.

This statement is filed on behalf of Teva Pharmaceutical Industries Limited, an Israeli corporation (“Teva”). The address of the principal business and principal office of Teva is 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. The principal business of Teva is developing, manufacturing and marketing generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

The names, residence or business address, citizenships and present principal occupations or employment of the executive officers and directors of Teva are set forth in Annex A hereto.

During the last five years, neither Teva nor, to the best knowledge of Teva, any person named in Annex A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2008, Teva entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bentley and Beryllium Merger Corporation, a Delaware corporation and a wholly owned subsidiary of Teva (“Acquisition Sub”). Upon the terms and subject to the conditions of the Merger Agreement, at the effective time, Acquisition Sub will merge with and into Bentley, with Bentley continuing as the surviving corporation and a wholly owned subsidiary of Teva (the “Merger”).

Pursuant to the Merger Agreement, Teva is to pay an aggregate purchase price of approximately $360 million. The purchase price is subject to reduction to compensate Teva for tax liabilities it may assume as a result of the Spin-Off (defined below in Item 4). It is currently expected that the cash consideration paid by Teva to the holders of Bentley Common Stock pursuant to the Merger Agreement will be financed by Teva through available working capital.

Pursuant to the Merger Agreement, at the effective time of the Merger, (i) the directors of Acquisition Sub will be the directors of the Surviving Corporation; (ii) the officers of Acquisition Sub will be the officers of the Surviving Corporation and (iii) the certificate of incorporation and by-laws of Acquisition Sub will be certificate of incorporation and by-laws of the Surviving Corporation, except that the name of the Surviving Corporation will be Teva Spanish Holdco, Inc. After completion of the Merger, the Bentley Common Stock will be de-listed from the New York Stock Exchange.

Concurrently with the execution and delivery of the Merger Agreement, Teva entered into a Voting Agreement, dated as of March 31, 2008 (the “Voting Agreement”), with Michael McGovern, James Murphy and Elizabeth McGovern (collectively, the “Bentley Stockholders”). Pursuant to the Voting Agreement, the Bentley Stockholders have agreed that until the termination of the Voting Agreement, the Bentley Stockholders will vote or cause to be voted the shares of Bentley Common Stock over which the Bentley Stockholders have voting power in favor of the approval and adoption of the Merger Agreement and Merger (as more fully described in Item 6).

The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, which are incorporated by reference as Exhibits 1 and 2 hereto, respectively.

Item 4.	Purpose of Transaction.

The Bentley Stockholders agreed to enter into the Voting Agreement to induce Teva to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including without limitation the Merger.

As announced by Bentley on October 23, 2007, Bentley expects to distribute to its existing stockholders, prior to the effective time of the Merger, all of the shares of common stock of CPEX Pharmaceuticals, Inc., Bentley’s drug delivery division (the “Spin-Off”). Other than pursuant to and in connection with (i) the Merger Agreement and the Voting Agreement, as described in Items 3 and 6, and (ii) the Spin-Off, neither Teva nor, to the best knowledge of Teva, any person listed in Annex A hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Bentley, or the disposition of securities of Bentley; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bentley or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Bentley or any of its subsidiaries; (d) any change in the present Board of Directors or management of Bentley, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Bentley; (f) any other material change in Bentley’s business or corporate structure; (g) changes in Bentley’s charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Bentley by any person; (h) causing a class of securities of Bentley to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Bentley becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Teva reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As of March 31, 2008, 3,087,827 issued and outstanding shares of Bentley Common Stock and 1,372,200 shares subject to options that are currently exercisable, or 4,460,027 shares of Bentley Common Stock, in the aggregate, were subject to the Voting Agreement (the “Voting Agreement Shares”). The Voting Agreement Shares represent approximately 13.8% of the issued and outstanding shares of Bentley Common Stock as of March 29, 2008, as represented by Bentley in the Merger Agreement. By virtue of the Voting Agreement, Teva may be deemed to share with the Bentley Stockholders the power to vote or direct the voting of the Voting Agreement Shares. However, Teva is not entitled to any other rights as a stockholder of Bentley as to the Voting Agreement Shares, and does not have any right to dispose or direct the disposition of the Voting Agreement Shares, except for the restrictions described in Item 6.

Pursuant to Rule 13d-4 under the Exchange Act, Teva hereby states that this Schedule 13D shall not be deemed an admission that Teva is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of any equity securities of Bentley, and Teva expressly disclaims beneficial ownership of the Voting Agreement Shares.

To the best knowledge of Teva, no shares of Bentley Common Stock are beneficially owned by any of the persons named in Annex A.

(c). Neither Teva, nor, to the best knowledge of Teva, any person named in Annex A, has effected any transaction in Bentley Common Stock during the past 60 days.

(d) and (e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Bentley Stockholder has agreed that prior to the termination of the Voting Agreement at any meeting of the stockholders or holders of other securities of Bentley, however called, and at every adjournment or postponement thereof, or in connection with any written consent of, or any other action by, the stockholders or other holders of securities of Bentley given or solicited, each Bentley Stockholder shall vote, or provide such Bentley Stockholder’s consent with respect to, all of such Bentley Stockholder’s Subject Securities (as defined in the Voting Agreement) entitled to vote or to consent thereon: (i) in favor of adoption, approval and consummation of the Merger Agreement and the transactions contemplated thereby (including, without limitation, the Merger and the Spin-Off) and any actions required in furtherance thereof and (ii) against any Alternative Transaction (as defined in the Voting Agreement) or any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Bentley under the Merger Agreement or that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Furthermore, except as provided for in the Voting Agreement, each Bentley Stockholder, pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, has irrevocably granted to and appointed Teva such Bentley Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote all of such Bentley Stockholder’s Subject Securities (owned of record) in accordance with the provisions described above.

Also pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Bentley Stockholder has agreed that until the termination of the Voting Agreement, except pursuant to the Voting Agreement, such Bentley Stockholder shall (i) not take any action to subject any of the Subject Securities that are beneficially owned by such Bentley Stockholder to any lien, (ii) not (w) transfer or agree to transfer, (x) solicit or encourage (including by way of providing material nonpublic information) any proposal, (y) participate or engage in discussions or negotiations, or (z) enter into any agreement or arrangement in principal, in each case with respect to the transfer of any of the Subject Securities that are beneficially owned by such Bentley Stockholder or grant any proxy or power-of-attorney with respect to any such Subject Securities, (iii) vote all of such Bentley Stockholder’s Subject Securities against any Alternative Transaction and (iv) use all reasonable efforts to prevent creditors in respect of any pledge of the Subject Securities that are beneficially owned by such Bentley Stockholder from exercising its rights under such pledge.

The Voting Agreement provides that it will terminate upon the earliest of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with Section 8.1 thereof, (iii) the time of any modification to the Merger Agreement that adversely affects the Bentley Stockholders in any material respect, or (iv) written notice by Teva to the Bentley Stockholders of the termination of the Voting Agreement.

Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of Bentley.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Beryllium Merger Corporation and Bentley Pharmaceuticals, Inc.

2	Voting Agreement, dated as of March 31, 2008, by and among Teva Pharmaceutical Industries Limited, Beryllium Merger Corporation, Michael McGovern, James Murphy and Elizabeth McGovern

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Itzhak Krinsky
Name:	Itzhak Krinsky
Title:	VP Corporate Business Development

ANNEX A

The name, business address and present principal occupation or employment of each of the directors and executive officers of Teva as set forth below. Each person’s business address is c/o Teva Pharmaceutical Industries Limited, 5 Basel Street, P.O. Box 3190, Petach Tikva 49131, Israel. Except as indicated, each person is a citizen of Israel.

Directors of Teva

Name	Principal Occupation
Eli Hurvitz	Chairman of Teva

Dr. Phillip Frost (1)	Vice Chairman of Teva

Roger Abravanel (2)	Corporate advisor

Ruth Cheshin	President of the Jerusalem Foundation

Abraham E. Cohen (1)	Retired

Prof. Meir Heth	Professor, Law School of the College of Management

Prof. Roger Kornberg (1)	Professor, Stanford University

Prof. Moshe Many	President of Ashkelon Academic College

Dr. Leora (Rubin) Meridor	Business and financial consultant

Dan Propper	Chairman of Osem Investments Ltd.

Dr. Max Reis	Retired

Prof. Michael Sela	Professor, Weizmann Institute of Science

Dov Shafir	Retired

Prof. Gabriela Shalev	Professor, President and Rector of Ono Academic College

David Shamir	General Manager of Texas Instruments Israel Ltd.

Harold Snyder (1)	Retired

(1)	Citizen of U.S.

(2)	Citizen of Italy

Executive Officers of Teva

Name	Title with Teva (Principal Occupation)
Shlomo Yanai	President and Chief Executive Officer

Amir Elstein	Executive Vice President - Global Pharmaceutical Resources

Isaac (Ika) Abravanel	Corporate Vice President - Human Resources

Chaim Hurvitz	Group Vice President - International

Dr. Itzhak Krinsky	Corporate Vice President - Business Development

Moshe Manor	Group Vice President - Global Innovative Resources

William S. Marth (3)	President and Chief Executive Officer - Teva North America and President and CEO - Teva Pharmaceuticals USA, Inc.

Dr. Gerard Van Odijk (4)	Group Vice President - Europe and President and CEO - Teva Pharmaceuticals Europe B.V.

Eli Shohet	Vice President CEE

Dan S. Suesskind	Chief Financial Officer

Dr. Ben-Zion Weiner	Chief R&D Officer

Jacob Winter	Group Vice President - Global Generic Resources

Aharon Yaari	Group Vice President - Global API Division

Ron Grupel	Internal Auditor

Uzi Karniel	General Counsel and Corporate Secretary

(3)	Citizen of the U.S.
(4)	Citizen of the Netherlands